 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

TRANSPORTADORA DE GAS DEL SUR S.A.
(Name of Subject Company (Issuer))

GRUPO INVERSOR PETROQUÍMICA S.L.
WST S.A.
PCT LLC
(Names of Filing Persons (Offerors))

Class B Shares, one peso (Ps. 1.00) nominal amount each and
American Depositary Shares,
each representing five Class B Shares
(Title of Class of Securities)

Class B Share (ISIN ARP9308R1039)
American Depositary Share (CUSIP 893870204)
(CUSIP Number of Class of Securities)

PCT LLC
c/o EMS Capital LP
499 Park Ave., 11th Floor
New York, NY, 10022
Attention: Grace Lee
Telephone: (212) 891-2721

Grupo Inversor Petroquímica S.L.
Av. Doctor Arce 14
Madrid, Spain, 28002
Attention: Luis Alberto Fallo & Hugo Nestor Galluzzo
Telephone: +34 91 5630601

WST S.A.
Avenida Córdoba 1561, 2nd Floor
Buenos Aires, Argentina
Attention: Pablo Tarantino & Agustin Griffi
Telephone: +54 11 4-316-9031
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Conrado Tenaglia
Peter Cohen-Millstein
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$227,278,618.07	$26,341.60

*
Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated assuming the purchase of 194,651,345 Class B Shares, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”) (including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs”)), the maximum number of Class B Shares subject to the offer, at a purchase price of Ps. 18.39 per Class B Share (including Class B Shares represented by ADSs) of Transportadora de Gas del Sur S.A. (“TGS”). The Transaction Valuation was calculated in Argentine Pesos (Ps.) and converted into U.S. dollars using the selling exchange rate of Ps. 15.75 per U.S.$ 1.00 reported by Banco de la Nación Argentina on December 27, 2016.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016 by multiplying the transaction value by .0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,341.60	Filing Party: PCT LLC
Form or Registration No.: 005-89736	Date Filed: December 30, 2016

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Grupo Inversor Petroquímica S.L. (“GIP”), a limited company organized under the laws of Spain, WST S.A. (“WST”), a corporation organized under the laws of Argentina and PCT LLC (“PCT”), a limited liability company organized under the laws of the State of Delaware, United States of America (collectively, the “Offerors”) with the Securities and Exchange Commission (the “SEC”) on December 30, 2016 (the “Schedule TO”), and relates to the offer (the “Offer”) by the Offerors to purchase up to a total of 194,651,345 outstanding Class B Shares of common stock, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs” and, together with the Class B Shares, the “Securities”), which represent twenty-four and one-half percent (24.5%) of the capital stock of Transportadora de Gas del Sur S.A., a corporation organized under the laws of Argentina (“TGS”), other than those held by the Offerors or their affiliates, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars), in each case based on the Ps./U.S. dollar selling exchange rate reported by Banco de la Nación Argentina at the close of business on the Argentine Business Day (as defined in the U.S. Offer to Purchase) prior to the Expiration Date, as may be extended (as defined in the U.S. Offer to Purchase) (for reference, equivalent to approximately U.S.$ 1.17 per Class B Share and U.S.$ 5.84 per ADS based on the selling exchange rate of Ps. 15.75 per U.S. $1.00 reported by Banco de la Nación Argentina on December 27, 2016 (with one (1) ADS representing five (5) Class B Shares) (the “Offer Price”), in each case without interest thereon, net of (i) any applicable brokerage fees or commissions and (ii) applicable withholding taxes, including Argentine capital gains tax, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated December 30, 2016 (the “U.S. Offer to Purchase”), which is attached as Exhibit (a)(1)(i) to the Schedule TO.  The information set forth in the U.S. Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the U.S. Offer to Purchase. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 11.

The U.S. Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented as follows:

1.
“On January 27, 2017, the Offerors extended the U.S. Offer until 11:00 a.m., New York City time (the “Expiration Time”) on February 27, 2017, unless further extended (the “Expiration Date”). The U.S. Offer was previously scheduled to expire at 11:00 a.m., New York City time on January 31, 2017.

On January 27, 2017, the Offerors issued a press release announcing the extension of the U.S. Offer. The full text of the press release is attached as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.”

All references in the U.S. Offer to Purchase (Exhibit (a)(1)(i)), U.S. Form of Acceptance for Class B Shares (Exhibit (a)(1)(ii)), Form of Letter of Transmittal with respect to ADSs (Exhibit (a)(1)(iii)), Form of Letter to Broker for Class B Shares and ADSs (Exhibit (a)(1)(iv)), and Form of Letter to Clients for use by Broker for Class B Shares and ADSs (Exhibit (a)(1)(v)) to the Expiration Time and the Expiration Date being “11:00 a.m. New York City time on January 31, 2017” are hereby amended and replaced with “11:00 a.m. New York City time on February 27, 2017.

2.	Page ii of the U.S. Offer to Purchase is hereby amended by amending and restating the second full paragraph as follows:

“Subject to the terms described herein, unless the U.S. Offer is extended, to tender Class B Shares and/or ADSs in the U.S. Offer a holder must tender Class B Shares or ADSs prior to 11:00 a.m., New York City time (the “Expiration Time”) on February 27, 2017 (such date, as it may be extended by us, the “Expiration Date”). The Offerors will announce any decision to extend the U.S. Offer in a press release stating the extension no later than 9:00 a.m., New York City time, on the first U.S. Business Day after the scheduled Expiration Date. Upon commencement of the Argentine Offer, the Offerors intend to extend the U.S. Offer such that the Expiration Date of the U.S. Offer is the expiration date of the Additional Offer Period (as defined below) of the Argentine Offer.”

3.	Page ii of the U.S. Offer to Purchase is hereby amended by amending and restating the sixth full paragraph as follows:

“On August 16, 2016, the Offerors filed reports on the Original Offer Price prepared by independent firms Quantum Finanzas S.A. and Finanzas & Gestión S.A., pursuant to Articles 5-7 of Section I, Chapter II, Title III of the CNV Regulations and Articles 23-24 of Section II, Chapter II, Title III of the CNV Regulations. In those reports, Quantum Finanzas S.A. and Finanzas & Gestión S.A. indicated that the Original Offer Price complied with the framework of Argentine securities regulations. Additionally, the board of directors of TGS (the “Board of Directors”) requested an independent valuation from BACH Capital S.A. On August 22, 2016, in compliance with applicable regulations of the CNV, the Board of Directors issued a report pursuant to Paragraph C of Article 3, Section I, Chapter II, Title III of the CNV Regulations based on the reports prepared by Quantum Finanzas S.A. and Finanzas & Gestión S.A. and the report prepared by BACH Capital S.A. The valuation reports of Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A. were prepared solely in accordance with and in satisfaction of Argentine securities regulations and Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A., have not been employed, retained, or compensated to make solicitations or recommendations as to whether to tender ADSs and Class B Shares in the Offers or not. The valuation reports of BACH Capital S.A., Quantum Finanzas S.A., and Finanzas & Gestión S.A. are available at cnv.gob.ar and are attached as Exhibits (c)(i), (c)(ii) and (c)(iii) to the Schedule TO.”

4.	Page v is hereby amended by deleting the paragraph under “Forward Looking Statements” of the U.S. Offer to Purchase.

5.	“SUMMARY TERM SHEET” is hereby amended by amending and restating the response to the last question on page 3 of the U.S. Offer to Purchase as follows:

“The total amount of Class B Shares (including Class B Shares represented by ADSs) we are offering to purchase is 194,651,345 Class B Shares, which represent twenty-four and one-half percent (24.5%) of the capital stock of TGS. We will be offering to purchase this total amount of shares in two (2) parallel offers in the United States and in Argentina: (i) in the U.S. Offer, we are offering to purchase up to a total of 194,651,345 Class B Shares (including Class B Shares represented by ADSs); and (ii) in the Argentine Offer, we are offering to purchase up to a total of 194,651,345 outstanding Class B Shares (but not ADSs). In no event will the Offerors purchase more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) in total in the Offers. If more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) are tendered in the Offers, Class B Shares and ADSs properly and timely tendered in the Offers and, in the case of tenders in the U.S. Offer, not properly withdrawn, may be subject to proration as described in “THE TENDER OFFER—Section 1. Terms of the U.S. Offer and Expiration Date.” The U.S. Offer and the Argentine Offer are intended to be settled on the same day. Upon commencement of the Argentine Offer, the Offerors intend to extend the U.S. Offer such that the Expiration Date of the U.S. Offer is the expiration date of the Additional Offer Period (as defined below) of the Argentine Offer. Non-U.S. holders will not be permitted to tender their Class B Shares (including Class B Shares withdrawn from ADSs) in the U.S. Offer and instead must tender into the Argentine Offer. ADSs (whether or not held by U.S. holders) may only be tendered in the U.S. Offer. For more information, please see “INTRODUCTION.” The Class A Shares of common stock of TGS are not publicly traded and are not the subject of the Offers.”

6.	“INTRODUCTION” is hereby amended by amending and restating the second paragraph on page 15 of the U.S. Offer to Purchase as follows:

“The U.S. Offer will expire at the Expiration Time on the Expiration Date, unless we extend the U.S. Offer. Upon commencement of the Argentine Offer, the Offerors intend to extend the U.S. Offer such that the Expiration Date of the U.S. Offer is the expiration date of the Additional Offer Period (as defined below) of the Argentine Offer. The Offerors will announce any decision to extend the U.S. Offer in a press release stating the extension no later than 9:00 a.m., New York City time, on the first U.S. Business Day after the scheduled Expiration Date.”

7.	“INTRODUCTION” is hereby amended by amending and restating the fourth paragraph on page 16 of the U.S. Offer to Purchase as follows:

“On August 16, 2016, in accordance with Argentine securities regulations the Offerors filed reports on the Original Offer Price prepared by independent firms Quantum Finanzas S.A. and Finanzas & Gestión S.A. (both available at www.cnv.gob.ar, copies of which are attached as Exhibits (c)(i) and (c)(ii) to the Schedule TO), indicating that the Original Offer Price was within the framework of Argentine securities regulations. Additionally, the board of directors of TGS (the “Board of Directors”) requested an independent valuation from BACH Capital S.A. On August 22, 2016, in compliance with applicable regulations of the CNV, the Board of Directors issued a report pursuant to Paragraph C of Article 3, Section I, Chapter II, Title III of the CNV Regulations based on the reports prepared by Quantum Finanzas S.A. and Finanzas & Gestión S.A. and the report prepared by BACH Capital S.A. The valuation reports of Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A. were prepared solely in accordance with and in satisfaction of Argentine securities regulations and Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A., have not been employed, retained, or compensated to make solicitations or recommendations as to whether to tender ADSs and Class B Shares in the Offers or not. The valuation reports of BACH Capital S.A., Quantum Finanzas S.A., and Finanzas & Gestión S.A. are available at www.cnv.gob.ar and are attached as Exhibits (c)(i), (c)(ii) and (c)(iii) to the Schedule TO.”

8.	“SPECIAL FACTORS—Background of the Offers” is hereby amended by amending and restating the fifth paragraph of such section on page 18 of the U.S. Offer to Purchase as follows:

“On January 17, 2017, in accordance with the terms of the CIESA Trust Acquisition, the Sellers exercised an option to exchange the PISA Rights for certain alternate assets (the “Swap Assets”) without providing any additional consideration to GIP and PCT (the “Swap Option”). The Swap Assets include (i) all the issued and outstanding shares of Petrobras Hispano Argentina S.A. (“PHA”), which owns twenty-five percent (25%) of the outstanding capital stock of CIESA and (ii) fifteen percent (15%) of the outstanding capital stock of CIESA, currently owned by Petrobras Argentina S.A. (“PESA”). PHA and PESA are indirectly controlled by Pampa. As a result of the exercise of the Swap Option and receipt of the Swap Assets, GIP and PCT acquired forty percent (40%) of the outstanding shares and votes of CIESA and the Offerors will hold, collectively, fifty percent (50%) of the outstanding capital stock of CIESA. Thus, the exercise of the Swap Option has not modified the Offerors’ percentage ownership of CIESA, and thereby TGS, following the CIESA Acquisition.”

9.
“SPECIAL FACTORS—Background of the Offers” is hereby amended by adding the following disclosure under the heading “Background of the Offers” after the first paragraph starting on page 19 of the U.S. Offer to Purchase:

“The CNV Process

Pursuant to the Capital Markets Law and applicable CNV Regulations, in order to make a tender offer in Argentina, offerors must first communicate their intentions to make such tender offer to the target company, through a notice which must also be sent to the CNV and the general public. Such notice must include certain information regarding the offerors and the target company, as well as specify the price to be offered. Offerors must also engage two independent valuation firms to prepare valuation reports on the value of the shares being tendered and the price being offered for them.

Offerors must also prepare and file with the CNV a special prospectus describing the tender offer and certain specific requirements. The prospectus is then analyzed by the CNV, which may comment on it and require modifications to be made.

In addition, in order to launch a tender offer, offerors must secure a guarantee to be provided by a financial entity for the full amount of the tender offer to be made. Further, the board of directors of the target company must prepare certain reports on the tender offer as well as engage an independent valuation firm to prepare a report on the tender offer.

Once the CNV considers that all requirements have been met it will formally authorize the launching of the tender offer. CNV authorization is divided into three steps as follows. First, the CNV staff reviews all documentation and provides comments, if any, and once the CNV staff considers that materially all requirements for approval have been met, it will send the docket for the CNV’s board of directors’ approval along with a recommendation. Second, the board of directors of the CNV will review the file and documents and decide whether to approve the request or not. If the board of directors of the CNV approves the tender offer, it will do so subject to any final considerations from the CNV staff. As a third step, the CNV staff will check that all minor issues or comments have been properly resolved and provide final approval allowing the tender offer to be launched.

As of December 22, 2016, the board of directors preliminarily approved the Argentine Offer and only final approval from the CNV staff is required for the Argentine Offer to be authorized.”

10.
“SPECIAL FACTORS—Intention with Respect to Tendered Class B Shares and ADSs” is hereby amended by adding the following two paragraphs regarding the Backstop Commitment Letter to the bottom of page 23 of the U.S. Offer to Purchase:

“The Backstop Purchaser has agreed to pay PCT a purchase price of U.S. $1.25 per Purchased Share and U.S. $6.25 per Purchased ADS (the “Backstop Purchase Price”) whereas the Offer Price is Ps. 18.39 per Class B Share (payable, in the case of the U.S. Offer in U.S. dollars) and Ps. 91.95 per ADS (payable, in the case of the U.S. Offer in U.S. dollars), in each case based on the Ps./U.S. dollar selling exchange rate reported by Banco de la Nación Argentina at the close of business on the Argentine Business Day prior to the Expiration Date. Accordingly, based on the exchange rate reported by Banco de la Nación Argentina on December 27, 2016, which was the last practicable day prior to the date of commencement of the U.S. Offer, the Backstop Purchase Price is higher than the Offer Price, which was equivalent to approximately U.S. $1.17 per Class B Share and U.S. $5.84 per ADS. The terms of the Backstop Purchase, including the Backstop Purchase Price, have been negotiated on an arms-length basis between PCT and PointArgentum. While the Offer Price has been set in Argentine pesos, the Backstop Purchase Price is set in U.S. dollars. The difference between the Offer Price and the Backstop Purchase Price represents a commercial transaction between PCT and PointArgentum, including an allocation of risk that either or both of the market price of the ADSs and Class B Shares and exchange rates could change.

PCT is only making the Offers because it is required to make a mandatory tender offer under Argentine law due to its acquisition of an interest in CIESA, the company that controls TGS through its holding in one hundred percent (100%) of the Class A Shares in TGS. However, holding Class B Shares and ADSs may not fit within PCT’s investment strategy. Accordingly, PCT intends to enter into the Backstop Purchase to sell Purchased Shares and Purchased ADSs accepted by PCT pursuant to the Offers to PointArgentum to allow PCT to divest of ADSs and Class B Shares that it may acquire in the Offers.”

11.
“SPECIAL FACTORS—Argentine CNV Regulation with Respect to the Offer Price” is hereby amended by amending and restating the second paragraph under this section on page 25 of the U.S. Offer to Purchase as follows:

“We are also required under CNV Regulations to determine a price that is fair and obtain an opinion on the Offer Price for the Class B Shares from two independent valuation firms. The CNV has the right to object to the fairness of the price based on criteria of applicable regulations. In addition, after the initial Argentine Offer period is completed, CNV Regulations require that the Argentine Offer be kept open for a period to be determined by the Offerors but which in no case be shorter than five (5) or longer than ten (10) Argentine Business Days so that all holders have a second opportunity to sell their Class B Shares. Upon commencement of the Argentine Offer, the Offerors intend to extend the U.S. Offer such that the U.S. Offer terminates at the same time as the reopening period required under CNV Regulations concludes.”

12.
“SPECIAL FACTORS—Valuation Reports” is hereby amended by amending and restating the first and second paragraphs and by adding the following disclosure after the second paragraph on page 25 of the U.S. Offer to Purchase as follows:

“As required under applicable CNV Regulations in connection with the Argentine Offer, the Offerors engaged independent firms Quantum Finanzas S.A. and Finanzas & Gestión S.A. to prepare two reports on the Original Offer Price assessing whether it complied with Argentine securities regulations. On August 16, 2016, the Offerors filed such reports with the CNV as prepared by Quantum Finanzas S.A. and Finanzas & Gestión S.A. indicating that the Original Offer Price complied with the framework of Argentine securities regulations.  Each of the valuation reports presents an analysis and determination of the economic value of TGS’s Class B Shares as required by Argentine securities regulations.

In addition, the Board of Directors of TGS engaged an independent valuation firm, BACH Capital S.A., to assess the Original Offer Price and whether it complied with Argentine securities regulations. Based on the Quantum Finanzas S.A., Finanzas & Gestión S.A. and Bach Capital S.A. reports, the Board of Directors issued a report, pursuant to Paragraph C of Article 3, Section I, Chapter II, Title III of the CNV Regulations, assessing the Original Offer Price and found it to be in accordance with Argentine securities regulations, (i) made a technical recommendation for TGS shareholders to consider the Original Offer Price as within the parameters of what is required by Argentine securities regulations; and (ii) commented, as required by Argentine Securities regulations on the reports prepared by Quantum Finanzas S.A., Finanzas & Gestión S.A. and Bach Capital S.A.  The valuation reports of Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A. were prepared solely in accordance with and in satisfaction of Argentine securities regulations and Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A., have not been employed, retained, or compensated to make solicitations or recommendations as to whether to tender ADSs and Class B Shares in the Offers or not.  The reports prepared by Bach Capital S.A., Quantum Finanzas S.A. and Finanzas & Gestión S.A. are attached as Exhibits (c)(i), (c)(ii) and (c)(iii) to the Schedule TO.

The Offerors engaged Quantum Finanzas S.A. and Finanzas & Gestión S.A. to prepare these reports pursuant to engagement letters dated July 22, 2016 and July 18, 2016, respectively. These independent firms were engaged to provide these reports to comply with Argentine securities regulations by assessing whether the Original Offer Price was within the framework of Argentine securities regulations in accordance with Articles 5-7 of Section I, Chapter II, Title III of the CNV Regulations and Articles 23-24 of Section II, Chapter II, Title III of the CNV Regulations. Pursuant to the terms of these engagement letters, the Offerors agreed to pay Quantum Finanzas S.A. and Finanzas & Gestión S.A. aggregate fees of U.S. $60,000 each.  In addition, the Offerors agreed to reimburse certain of Quantum Finanzas S.A.’s and Finanzas & Gestión S.A.’s expenses in connection with their engagement. The Board of Directors of TGS engaged BACH Capital S.A. to prepare its report pursuant to an engagement letter dated August 5, 2016.  BACH Capital S.A. was engaged to provide a report analyzing whether the Original Offer Price was within the framework of Argentine securities regulations. Pursuant to the terms of this engagement letter, TGS agreed to pay BACH Capital S.A. an aggregate fee of U.S. $30,000.  In addition, TGS agreed to reimburse certain of BACH Capital S.A.’s expenses in connection with its engagement.”

13.
“THE TENDER OFFER—Section 1. Terms of the U.S. Offer and Expiration Date” is hereby amended by adding the following disclosure after the penultimate paragraph under the heading “Proration” on page 27 of the U.S. Offer to Purchase:

“Proration will be calculated by the Argentine Receiving Agent in accordance with Article 70 (Distribution and Proration Rules), Section VII, Chapter II, Title III of the CNV Regulations, which lists the following four rules for proration of offers:

a) Linear allocation: The allocation will be started by allocating an equal number of securities to each accepting participant. Such number of allocated securities will be the number that results from dividing twenty-five percent (25%) of the total of the offer by the number of acceptances received.

b) All tenders for a number of securities lower than the number resulting from the arithmetic operation described in paragraph a) above will be fully accepted for purchase.

c) All acceptances made, directly or indirectly by the same legal or natural person will be deemed a single acceptance.

d) Excess distribution: Any remaining securities not accepted for purchase as stated above will be distributed proportionally to the number of securities included in each acceptance.

The following simplified example portrays the application of Section 70 (Distribution and Proration Rules), Section VII, Chapter II, Title III of the CNV Regulations. Assuming (i) total issued capital stock of 1,000 shares, (ii) an offer to purchase for up to 24.5% of such shares, (iii) tenders are received from three holders as follows (A) 15 shares, (B) 200 shares and (C) 300 shares, the shares would be allocated as follows:

Step 1. All shares below the threshold are purchased:

•
61.25 (25% of 245 shares, which is the maximum amount of shares to be purchased) / 3 (number of holders who tendered) = 20.4 (which is rounded down to 20 shares, which becomes the threshold). All tenders for a number of shares below 20 are fully accepted for purchase and all tenders above 20 shares are prorated such that the first 20 shares are accepted for purchase. As a result, A’s 15 shares are purchased, and the first 20 shares in B’s and C’s tenders are purchased (leaving 180 and 280 shares still outstanding, respectively).

Step 2. Calculate the proration unit:

•
190 (maximum amount of shares that may still be acquired: 245 offered to purchase minus 55 purchased under Step 1) / 500 (represents all of B’s and C’s tendered shares combined; for purposes of this calculation, only those acceptances not fully accepted for purchase are included and therefore A’s shares are not included) = 0.38 (the proration unit).

Step 3. Apply the proration unit:

•
0.38 (proration unit) X 200 (B’s total shares) = 76 shares to be accepted for purchase from B by means of proration in addition to the first 20 shares accepted for purchase from B in the first step. After proration, a total of 96 shares (20+76) are accepted for purchase from B.

•
0.38 (proration unit) X 300 (C’s total shares) = 114 shares to be accepted for purchase from C by means of proration in addition to the first 20 shares purchased from C on the first step. After proration, a total of 134 shares (20+114) are accepted for purchase from C.

End result:

After the first threshold step and second proration step, all 245 shares have been purchased. 15 shares have been purchased from A, 96 shares have been purchased from B and 134 shares have been purchased from C.”

14.
“THE TENDER OFFER—Section 1. Terms of the U.S. Offer and Expiration Date” is hereby amended by amending and restating the last paragraph under the heading “Proration” on page 27 of the U.S. Offer to Purchase as follows:

“In the event that, after application of such proration factor, the number of Class B Shares that we would purchase from a holder of Class B Shares includes a fractional Class B Share (or, in the case of an ADS, a fraction of the underlying share), such fraction will be rounded by the Offerors in consultation with the Argentine Receiving Agent and the U.S. Receiving Agent down to the nearest whole number (and, in the case of ADSs, down to the nearest whole number that is a multiple of five (5)), such that no fraction of a Class B Share will be purchased from any holder of Class B Shares and no number of Class B Shares representing a fraction of an ADS will be purchased from any ADS holder.”

15.
“THE TENDER OFFER—Section 1. Terms of the U.S. Offer and Expiration Date” is hereby amended by amending and restating the second paragraph under the heading “Extension and Amendment” on page 27 of the U.S. Offer to Purchase as follows:

“Under Argentine law, offers to purchase must remain open for acceptance for a period to be fixed by the offeror but in no case shorter than twenty (20) or longer than thirty (30) Argentine Business Days. Such initial term must be extended for an additional period to be fixed by the offeror but in no case shorter than five (5) or longer than ten (10) Argentine Business Days, to give those holders that have not accepted the offer during the original term an opportunity to do so during such additional term (such period, the “Additional Offer Period”). The Offerors may also request that the CNV authorize the amendment of the terms of the Argentine Offer at any time prior to the last 7 (seven) days of the initial offering period, as long as the amendment reflects an improvement of the original offer (e.g., by means of an increase in the consideration offered), which request will automatically extend the offer period for 7 (seven) additional days. In addition, if the CNV deems it necessary, it may require that the offer period be further extended due to the amendment. The Argentine Offer will have an initial term of twenty (20) Argentine Business Days and the Additional Offer Period will be of five (5) Argentine Business Days.”

16.
“THE TENDER OFFER—Section 1. Terms of the U.S. Offer and Expiration Date” is hereby amended by amending and restating the third paragraph under “Extension and Amendment” on page 27 of the U.S. Offer to Purchase as follows:

“Upon commencement of the Argentine Offer, the Offerors intend to extend the U.S. Offer such that the Expiration Date of the U.S. Offer is the expiration date of the Additional Offer Period of the Argentine Offer.”

17.
“THE TENDER OFFER—Section 4. Withdrawal Rights” is hereby amended by amending and restating the first paragraph under the heading “Withdrawal Rights” on page 40 of the U.S. Offer to Purchase as follows:

“Tenders of Class B Shares and/or ADSs made pursuant to the U.S. Offer may be withdrawn at any time prior to the Expiration Time on the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, tenders of Class B Shares and/or ADSs made pursuant to the U.S. Offer may also be withdrawn at any time after 60 days from December 30, 2016, the date that the U.S. Offer was commenced, unless the Offerors have previously accepted them for purchase. In offering withdrawal rights, the Offerors will comply with Rule 14d-1(d)(2)(vii), and after the 60-day period specified in Section 14(d)(5) of the Exchange Act has expired, the Offerors will only suspend withdrawal rights during the period permitted by Rule 14d-1(d)(2)(vii)(C).”

18.
“THE TENDER OFFER —Section 6. Certain U.S. Federal Income and Argentine Tax Consequences” is hereby amended by amending and restating the last paragraph on page 43 and the first paragraph of page 44 of the U.S. Offer to Purchase as follows:

“Net Gain” means the difference, converted into U.S. dollars at the buying rate published by Banco de la Nación Argentina as of the Argentine Business Day immediately prior to the Payment Date, between (i) the Offer Price for all the Class B Shares or ADSs tendered by the respective individual or entity and received in the U.S. Offer converted into pesos at the selling rate published by Banco de la Nación Argentina as of the Argentine Business Day immediately prior to the Payment Date and (ii) the acquisition price converted into pesos at the selling rate published by Banco de la Nación Argentina as of the date of the respective acquisition of such Class B Share or ADS as evidenced by a validly submitted Tax Cost Certificate.”

19.
“THE TENDER OFFER —Section 6. Certain U.S. Federal Income and Argentine Tax Consequences” is hereby amended by amending and restating the sixth full paragraph on page 44 of the U.S. Offer to Purchase as follows:

“In respect of holders of Securities that are not Argentine residents and participate in the U.S. Offer and submit a valid Tax Cost Certificate reasonably satisfactory to the Offerors, the Offerors will withhold fifteen percent (15%) of the peso amount considered as Net Gain.”

20.
“THE TENDER OFFER—Section 8. Certain Information about TGS” is hereby amended by amending and restating the last paragraph under “Certain Information about TGS” on page 52 of the U.S. Offer to Purchase as follows:

“The information concerning TGS contained in this U.S. Offer to Purchase has been taken entirely from or is entirely based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. The Offerors have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.”

21.
“THE TENDER OFFER—Section 9. Certain Information about the Offerors” is hereby amended by amending and restating the third paragraph under “Financial Information of GIP” on page 53 of the U.S. Offer to Purchase as follows:

“While we do not believe that the financial condition of GIP is material to the decision of holders of Class B Shares or ADSs to tender Class B Shares and/or ADSs in the U.S. Offer, certain selected financial information of GIP is included in this section, consistent with information included in the prospectus for the Argentine Offer. GIP’s 2014 and 2015 year-end audited financials, which were prepared in accordance with current  commercial legislation and with the rules provided in the General Accounting Plan in Spain, as in effect from time to time, consistently applied throughout the periods involved, have been attached to the prospectus for the Argentine Offer, and English translations have been attached as Exhibit (a)(5)(i) and Exhibit (a)(5)(ii) to the Schedule TO.”

22.
THE TENDER OFFER—Section 9. Certain Information about the Offerors” is hereby amended by amending and restating the third paragraph under “Financial Information of WST” on page 58 of the U.S. Offer to Purchase as follows:

“While we do not believe that the financial condition of WST is material to the decision of U.S. holders of Class B Shares or all holders of ADSs to tender Class B Shares and/or ADSs in the U.S. Offer, certain selected financial information of WST is included in this section, consistent with information included in the prospectus for the Argentine Offer. WST’s 2014 and 2015 year-end audited financials, which were prepared in accordance with generally accepted accounting principles in Argentina, as in effect from time to time, consistently applied throughout the periods involved, have been attached to the prospectus for the Argentine Offer, and English translations have been attached as Exhibit (a)(5)(iii) and Exhibit (a)(5)(iv) to the Schedule TO.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(vi)	Press Release of Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC dated January 27, 2017

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2017

Grupo Inversor Petroquímica S.L

By:	/s/ Luis Alberto Fallo & Hugo Nestor Galluzzo
Name:	Luis Alberto Fallo & Hugo Nestor Galluzzo
Title:	Attorneys in Fact

WST S.A.

By:	/s/ Gregorio Werthein
Name:	Gregorio Werthein
Title:	Attorney in Fact

PCT LLC

By:	/s/ Edmond M. Safra
Name:	Edmond M. Safra
Title:	President